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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Lucas Energy, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
6503434535
(CUSIP Number)
December 21, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	6503434535

1	NAMES OF REPORTING PERSONS: Dave & Nick, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida

	5	SOLE VOTING POWER:

NUMBER OF		1,911,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,911,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,911,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

– Page 1 of 9 –

CUSIP No.	6503434535

1	NAMES OF REPORTING PERSONS: David L. Chessler

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		162,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,174,826

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		162,500

WITH:	8	SHARED DISPOSITIVE POWER:

		2,174,826

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,337,326

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

– Page 2 of 9 –

CUSIP No.	6503434535

1	NAMES OF REPORTING PERSONS: Nicholas Melone

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		162,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,174,826

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		162,500

WITH:	8	SHARED DISPOSITIVE POWER:

		2,174,826

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,337,326

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

– Page 3 of 9 –

Item 1(a)	Name of Issuer.

Lucas Energy, Inc., a Nevada corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

3000 Richmond Avenue Suite 400 Houston, Texas 77040

Item 2(a)	Name of Person Filing.

This statement is being filed by the following persons with respect to shares of common stock, $0.001 par value per share (the “Common Stock”), of the Issuer directly owned by Dave & Nick, LLC, a Florida limited liability company (“D&N”), Lucas Energy Investors, LLC, a Florida limited liability company (“LEI”), Jordyn Holdings III, LLC, a Florida limited liability company (“JH III”) and Main Street Holdings, LLC, a Florida limited liability company (“MSH”):

(1)	David L. Chessler, who is (A) a managing member of D&N, (B) a managing member of LEI and (C) the sole managing member of JH III; and

(2)	Nicholas Melone, who is (A) a managing member of D&N, (B) a managing member of LEI and (C) the sole managing member of MSH.

This statement is also being filed by D&N with respect to shares of Common Stock of the Issuer directly owned by D&N (which shares of Common Stock are also included in the filings for Mr. Chessler and Mr. Melone).

D&N, Mr. Chessler and Mr. Melone are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Offices.

Other than Mr. Melone, the address of the principal business offices of each of the Reporting Persons is 1358 Fruitville Road, Suite 210, Sarasota, Florida 34236.

The address of the principal business offices of Mr. Melone is 1358 Fruitville Road, Suite 310, Sarasota, Florida 34236.

– Page 4 of 9 –

Item 2(c)	Citizenship.

D&N is a limited liability company organized under the laws of the State of Florida. Mr. Chessler and Mr. Melone are both citizens of the United States of America.

Item 2(d)	Title of Class of Securities.

common stock, $0.001 par value per share

Item 2(e)	CUSIP Number.

6503434535

Item 3	If this Statement is Filed pursuant to Rules 13d-1(b), or 13d-2(b), Check whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	☐	Investment company registered under Section 8 of the Investment Company Act

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

	☑	Not applicable

– Page 5 of 9 –

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
(1)	D&N beneficially owns an aggregate of 1,911,000 shares of Common Stock.

(2)	Mr. Chessler beneficially owns an aggregate of 2,337,326 shares of Common Stock, which includes (A) 1,911,000 shares of Common Stock directly owned by D&N, (B) 263,826 shares of Common Stock directly owned by LEI and (C) 162,500 shares of Common Stock directly owned by JH III.

(3)	Mr. Melone beneficially owns an aggregate of 2,337,326 shares of Common Stock, which includes (A) 1,911,000 shares of Common Stock directly owned by D&N, (B) 263,826 shares of Common Stock directly owned by LEI and (C) 162,500 shares of Common Stock directly owned by MSH.
(b)	Percent of class:
(1)	D&N beneficially owns approximately 6.9% of the class.

(2)	Mr. Chessler beneficially owns approximately 8.5% of the class.

(3)	Mr. Melone beneficially owns approximately 8.5% of the class.

The percentages expressed herein are calculated based upon 27,540,013 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of December 31, 2006.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
(1)	D&N has sole power to vote or to direct the vote of 1,911,000 shares of Common Stock.

(2)	Mr. Chessler has sole power to vote or to direct the vote of 162,500 shares of Common Stock.

(3)	Mr. Melone has sole power to vote or to direct the vote of 162,500 shares of Common Stock.

– Page 6 of 9 –

(ii)	Shared power to vote or to direct the vote:

D&N does not share the power to vote or to direct the vote of any shares of Common Stock.

Mr. Chessler and Mr. Melone share with each other the power to vote or to direct the vote of 2,174,826 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:
(1)	D&N has sole power to dispose or to direct the disposition of 1,911,000 shares of Common Stock.

(2)	Mr. Chessler has sole power to dispose or to direct the disposition of 162,500 shares of Common Stock.

(3)	Mr. Melone has sole power to dispose or to direct the disposition of 162,500 shares of Common Stock.
(iv)	Shared power to dispose or to direct the disposition of:

D&N does not share the power to dispose or to direct the disposition of any shares of Common Stock.

Mr. Chessler and Mr. Melone share with each other the power to dispose or to direct the disposition of 2,174,826 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

– Page 7 of 9 –

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

– Page 8 of 9 –

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2007	DAVE & NICK, LLC
	By:	/s/ David L. Chessler
		Name:	David L. Chessler
		Title:	Manager

	By:	/s/ Nicholas Melone
		Name:	Nicholas Melone
		Title:	Manager

/s/ David L. Chessler
David L. Chessler

/s/ Nicholas Melone
Nicholas Melone

– Page 9 of 9 –

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement